                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

                         NORTHERN BORDER PARTNERS, L.P.

         Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

         This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule U-48.

         This form is submitted in accordance with Rule 52 to report transactions involving the cash pooling activities of Northern Border Intermediate Limited Partnership (NBILP) and its subsidiaries. In accordance with Rule 52(c), Form U-6B-2 may be filed on a calendar quarterly basis with respect to transactions between associate companies which involve the repetitive issue or sale of securities. This report relates to cash pooling transactions among NBILP and its subsidiaries from the period October 1, 2004 through November 17, 2004. This is a final report for the fourth quarter since, effective November 17, 2004, NBILP is no longer associated with a registered holding company.

1.       TYPE OF SECURITY OR SECURITIES ("DRAFT", "PROMISSORY NOTE").

         See Schedule A listing borrowings under Northern Border Intermediate Limited Partnership's cash pooling program evidenced by book entry.

2.       ISSUE, RENEWAL OR GUARANTY (INDICATE NATURE OF TRANSACTION BY _______).

         N/A

3.       PRINCIPAL AMOUNT OF EACH SECURITY.

         See Schedule A.

4.       RATE OF INTEREST PER ANNUM OF EACH SECURITY.

         See Schedule A.

5.       DATE OF ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY.

         Varies, in some cases as often as daily.

6.       IF RENEWAL OF SECURITY, GIVE DATE OF ORIGINAL ISSUE.

         N/A

7. DATE OF MATURITY OF EACH SECURITY (IN THE CASE OF DEMAND NOTES, INDICATE "ON DEMAND").

         On demand.

8.       NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED, RENEWED OR
         GUARANTEED.

         See Schedule A.

9.       COLLATERAL GIVEN WITH EACH SECURITY, IF ANY.

         None.

10.      CONSIDERATION RECEIVED FOR EACH SECURITY.

         See Schedule A.

11.      APPLICATION OF PROCEEDS OF EACH SECURITY.

         Schedule A cash pooling borrowings were used for general business purposes.

12. INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY WAS EXEMPT FROM THE PROVISION OF SECTION 6(a) BECAUSE OF:

         (a) THE PROVISIONS CONTAINED IN THE FIRST SENTENCE OF SECTION 6(b).

         (b) THE PROVISIONS CONTAINED IN THE FOURTH SENTENCE OF SECTION 6(b).

         (c) THE PROVISIONS CONTAINED IN ANY RULE OF THE COMMISSION OTHER THAN RULE U-48. X

(IF REPORTING FOR MORE THAN ONE SECURITY INSERT THE IDENTIFYING SYMBOL AFTER APPLICABLE STATEMENT.)

13.      IF THE SECURITY OR SECURITIES WERE EXEMPT FROM THE PROVISIONS OF
         SECTION 6(a) BY VIRTUE OF THE FIRST SENTENCE OF SECTION 6(b), GIVE THE FIGURES WHICH INDICATE THAT THE SECURITY OR SECURITIES AGGREGATE (TOGETHER WITH ALL OTHER THEN OUTSTANDING NOTES AND DRAFTS OF A MATURITY OF NINE MONTHS OR LESS, EXCLUSIVE OF DAYS OF GRACE, AS TO WHICH SUCH COMPANY IS PRIMARILY OR SECONDARILY LIABLE) NOT MORE THAN 5 PER CENTUM OF THE PRINCIPAL AMOUNT AND PAR VALUE OF THE OTHER SECURITIES OF SUCH COMPANY THEN OUTSTANDING.

         N/A

14. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(b), NAME THE SECURITY OUTSTANDING ON JANUARY 1, 1935, PURSUANT TO THE TERM OF WHICH THE SECURITY OR SECURITIES HEREIN DESCRIBED HAVE BEEN ISSUED.

         N/A

15. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE U-48, DESIGNATE THE RULE UNDER WHICH EXEMPTION IS CLAIMED.

         Rule 52(b) for nonutility issuances.



NORTHERN BORDER PARTNERS, L.P.


By:      /s/  Jerry L. Peters
         ----------------------------------------------

Name:    Jerry L. Peters
         ----------------------------------------------

Title:   Chief Financial and Accounting Officer
         ----------------------------------------------

Date:    December 9, 2004

                         NORTHERN BORDER PARTNERS, L.P.
                                   FORM U-6B-2
                       OCTOBER 1 THROUGH NOVEMBER 17, 2004


SCHEDULE A
INTERCOMPANY CASH POOLING PROGRAM
NORTHERN BORDER INTERMEDIATE LIMITED PARTNERSHIP

INTERCOMPANY PAYABLE TO / (RECEIVABLE FROM) :

                                                                                                          TOTAL
                                                                   OCTOBER            NOVEMBER        OCT - NOV 2004
                                                                --------------     --------------     --------------
                                                                                 (THROUGH THE 17TH)
BEAR PAW ENERGY, LLC                                    **      $ (609,669.73)     $(6,151,608.10)    $(6,761,277.83)

BLACK MESA PIPELINE, INC.                               *       $  675,663.81      $ 1,320,694.58     $ 1,996,358.39

BLACK MESA PIPELINE OPERATIONS, L.L.C.                  **      $ (354,365.28)     $  (147,737.20)    $  (502,102.48)

CRESTONE ENERGY VENTURES, L.L.C.                        **      $1,938,838.14      $  (536,222.20)    $ 1,402,615.94

MIDWESTERN GAS TRANSMISSION COMPANY                     *       $1,317,402.36      $   920,273.21     $ 2,237,675.57

VIKING GAS TRANSMISSION COMPANY                         *       $  298,636.43      $   (44,224.68)    $   254,411.75

* EFFECTIVE WEIGHTED AVERAGE RATE OF INTEREST FROM OCTOBER 1, 2004 TO NOVEMBER 17, 2004 = 1.5335%
   NET INTERCOMPANY ACTIVITY AND EFFECTIVE WEIGHTED AVERAGE INTEREST RATE ARE TRACKED THROUGHOUT CALENDAR YEAR. INTEREST EXPENSE OR INCOME IS BOOKED IN DECEMBER.

** EFFECTIVE WEIGHTED AVERAGE RATE OF INTEREST FROM OCTOBER 1, 2004 TO NOVEMBER
   17, 2004 = 1.5335% THESE ENTITIES ARE WHOLLY-OWNED LIMITED LIABILITY COMPANIES. PREVIOUSLY, THE COMPANY HAD NOT TRACKED INTEREST EXPENSE OR INCOME RELATED TO INTERCOMPANY CASH POOLING ACTIVITY FOR THESE ENTITIES SINCE THE ENTRIES WOULD OFFSET THROUGH THE FINANCIAL CONSOLIDATION PROCESS. HOWEVER, IN LIGHT OF THE REQUIREMENTS OF RULE 52(b), THE COMPANY HAS BEGUN TRACKING SUCH ACTIVITY FOR THESE ENTITIES AND WILL BOOK INTEREST INCOME OR EXPENSE AT THE RATE NOTED ABOVE IN DECEMBER FOR EACH CALENDAR YEAR.


                                      4Q04                             12/9/2004